

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

<u>Mail Stop 3010</u>

May 21, 2010

Mr. Rex Jay Horwitz
Chief Executive Officer
Acquisition Capital Group, Inc.
34 Florence Street
Worcester, MA 01060

   Re: **Acquisition Capital Group, Inc.**
     Amendment No. 1 to Registration Statement on Form S-11
     Filed April 28, 2010
     File No. 333-165134

Dear Mr. Horwitz:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note your response to comment 1 of our letter dated March 26, 2010 and we reissue in part our prior comment. Please revise your registration statement to include the disclosure required by Form S-11. For example only, please include the following item requirements of Form S-11:

   • Item 3(b). Summary Information, Risk Factors and Ratio of Earnings to Fixed Charges; and

   • Item 16. Tax Treatment of Registrant and Its Subsidiaries.

Cover Page of the Prospectus

2.   We note your revised disclosure on the cover page of the prospectus that, "If [y]our common stock becomes quoted on the Over the Counter Bulletin Board or another exchange, then the sales price to the public will vary according to the market price for [y]our stock at the time of sale." Please note that Rule 415 of Regulation C requires that offerings by or on behalf of the company only be conducted at the market if they meet the requirements of Rule 415(a)(4) of Regulation C. Since your offering does not appear to satisfy those provisions, an "at the market" offering by the company is not permissible. Please revise that part of the offering to price those shares being offered by the company for the duration of the offering.

Prospectus Summary, page 1

3.   We note your revised disclosure on page 2 and elsewhere that, "Cash on cash return of 10% - (how much of your investment you get back in a year)." We also note that the company currently owns no properties and does not have a reasonable basis for this projection. Please remove this statement and similar disclosure elsewhere in the prospectus, such as the use of proceeds and business sections that suggests a specific future return on investment or distribution payment.

4.   We note your revised disclosure in this section in response to comment 8 of our previous letter. Please revise your related party transactions section to name the promoters and identify anything of value received or to be received by each promoter from the registrant. Please see Item 404(c) of Regulation S-K.

5.   We reissue in part comment 9 of our previous letter. Please revise the business section to discuss how management intends to identify and assess such "cash flow positive" properties, including a discussion of how management will select properties to satisfy the criteria identified in this section.

6.   In the business section, please explain in greater detail the statement that, "For financing purposes, commercial property will be primarily purchased following Fannie Mae, Freddie Mac, or HUD industry guidelines for 5 or more units." Please also describe the commercial property you are referring to.

7.   We note the table on pages 2 and 25 in regards to "Property A, Cost $557,144." It is unclear why this information is included in the prospectus. Please advise or remove the disclosure.

Risk Factors

Our management has limited experience in running a public company, page 4

8.   We note your revised disclosure under this subheading in response to prior comment 17; however, this risk factor continues to include mitigating language. Please revise as previously requested to remove such language.

Use of Proceeds, page 15

9.   Refer to your revised disclosure in footnote 1 under this subheading. We note that you have made certain assumptions regarding the properties you intend to acquire depending on the amount raised in this offering. Please reconcile your disclosure in this section with the disclosure in the summary and business sections in regards to the properties you plan to acquire based on the amount you are raising in this offering. For example only, we note in the summary that you plan to purchase multifamily units/complexes of 100 units or more while in the use of proceeds section you disclose that you intend to purchase three properties if you raise the maximum of $450,000. It is unclear how you intend to accomplish this. Please revise to reconcile your disclosure.

10.   In the business section, please discuss with greater specificity your plans for reducing vacancies in acquired properties. Also in the business section, please expand on your planned marketing efforts, considering you currently have not allotted any proceeds in the preceding table for such activities. We may have further comments based on your response.

11.   Please clarify as previously requested whether the offering will provide all capital needed for your contemplated plans.

12.   We note your response to prior comment 26. In the business section, please revise your disclosure to explain in greater detail how you plan to increase cash flow of "value-added" assets through "rehab or remanaging." It is currently unclear what specific efforts your management plans to undertake in order to yield these results.

Dilution, page 17

13.   We reissue our prior comment 27.

Director, Executive Officers, Promoters and Control Persons

Duties, Responsibilities and Experience, page 21

14.   We note your revised disclosure in response to prior comments 31 and 32;
        however, please further revise to limit your biographical disclosures to basic
        descriptions of places employed and positions held rather than focusing on
        subjective descriptions of accomplishments or job performance. As an example,
        we note your revised narrative for Ms. Harrington refers to her completion of
        "hundreds of real estate short sale transactions." Revise your disclosure to
        reference specific activities conducted in the past 5 years and eliminate
        unsupported or exaggerated descriptors.

Description of Business, page 25

15.   In response to previous comment 33, you indicate that you plan to secure
        financing for commercial properties pursuant to Fannie Mae, Freddie Mac or
        HUD guidelines. Please tell us whether you currently have any lending
        relationships in place to secure financing for your planned ventures.

16.   We note your revised disclosure in response to prior comment 34 regarding
        updates to investors on you business dealings via on-line newsletter; however,
        your response does not explain how you plan to update investors as to changes in
        the business strategy and investment guidelines you have outlined in the
        prospectus. Please revise as previously requested.

17.   We note your revised disclosure regarding planned operations in response to prior
        comment 35. We continue to believe that you should provide expanded
        disclosure regarding your current circumstances. Please revise your disclosure as
        previously requested in this section as well as the MD&A to describe in more
        detail management's business plan to generate cash flows and obtain additional
        funding currently.

18.   Please explain how you plan to cultivate these joint venture relationships. We
        note your disclosure that you would pursue such arrangements for joint venture
        acquisitions exceeding $10 million in value; however, given your limited
        operations and the amount you hope to raise in this offering, it is unclear from
        your current disclosure how you plan to target and secure such joint venture
        arrangements.

Conflicts of Interest, page 26

19.   In response to prior comments 38 and 39, you indicate that management has
        "resolved" to grant the company first right of refusal with respect to any property

meeting the investment policies identified herein.   Please clarify whether this commitment is in writing and, if so, provide us your analysis of whether the written agreement should be filed as an exhibit. If the commitment is not in writing, please discuss whether it is enforceable in accordance with its terms under applicable law. Finally, describe the material terms on which management has committed to grant such right, including any conditions that must be met for management to be obligated to provide the service and the scope of this right. Refer to Item 25 of Form S-11.

Officers' Prior Relevant Experience, page 27

20. We note your response to comment 41 of our previous letter. However, it does not appear that the company's officers referred to in this section had investment control over the described properties. In addition, such properties were not purchased with funds from passive investors as compared to potential investors in this offering. Thus, it appears that the disclosure about investments in these other properties could be confusing to investors and should be removed from the prospectus. Please revise accordingly or advise.

Management's Discussion and Analysis of Financial Condition

Liquidity and Capital Resources, page 31

21. We note your response to prior comment 43. Please revise your disclosure under this subheading to reflect that you do not have any preliminary arrangements in place to receive financing from banks.

Policies with Respect to Certain Activities, page 31

22. We note your revised disclosure under this subheading in response to prior comment 1; however, please indicate the extent to which the company proposes to engage or has already engaged in such activities. See Item 12 of Form S-11. Also expand your disclosure to discuss your specific policies, if any, with respect to each of the activities identified hereunder in greater detail. Refer to Instruction 1 to Item 12 of Form S-11.

Investment Policies of Registrant, page 32

23. In this section or the business section, please revise to describe in greater detail your proposed method of operating and financing for each type of real estate that you intend to purchase. See Instruction 3 to Item 13(a) of Form S-11.

24. Please include a specific statement as to whether or not it is the company's policy to acquire assets primarily for possible capital gain or primarily for income. See

Instruction 5 to Item 13(a) of Form S-11.

 (c) Securities of or interests in persons primarily engaged in real estate activities

25.   In seeking joint venture and partnership opportunities, please clearly indicate the types of securities or interest in persons engaged in real estate activities in which the registrant may invest. See Instruction 1 to Item 13(c) of Form S-11. Also indicate the primary activities of persons in which the registrant will invest and the investment policies of such persons. See Instruction 2 to Item 13(c) of Form S-11. In addition, please state the criteria followed in the purchase of such securities and interests. See Instruction 3 to Item 13(c) of Form S-11.

26.   We note your disclosure that the board will not invest more than 25% of its assets in any security instruments that are not real estate related. Indicate the type of securities and the industry groups in which the company may invest and the percentage of assets which it may invest in each such type or industry group. See Instruction 1 to Item 13(d) of Form S-11. Also state the criteria followed in the purchase of such securities and interests. See Instruction 2 to Item 13(d) of Form S-11.

Selection, Management and Custody of Registrant's Investments, page 33

27.   Please discuss in detail the services that Foliage Properties will provide to the company. See Item 24 of Form S-11.

Policies with Respect to Certain Transactions, page 34

28.   Outline briefly the provisions of the governing instruments that limit the interests that officers and directors may have in your investments. See Item 25(a) of Form S-11. If the governing instruments contain no such provisions, please explain. Also discuss the provisions or policies as to whether officers and directors may engage for their own account in business activities of the types conducted or to be conducted by the company as required by Item 25(b) of Form S-11.

Part II. Information Not Required In Prospectus

Sales to Special Parties, page 39

29.   Please provide a legal analysis as to why the transactions described under the Recent Sales of Unregistered Securities subheading do not qualify for disclosure under Item 32 of Form S-11. We may have further comments based on your response.

Recent Sales of Unregistered Securities, page 39

30.   We note your response to comment 44. Please discuss whether such investors were accredited investors or financially sophisticated and/or had access to information regarding the company.

Item 28. Undertakings, page 41

31.   We reissue prior comment 45. Please revise paragraphs (4) and (6) hereunder to avoid duplicative disclosure.

Consent of Independent Registered Public Accounting Firm, Exhibit 23.

32.   The date of the accountants' audit report referenced in the accountants' consent (i.e., February 2, 2010) is inconsistent with the date of the accountants' audit report on page F-2 (i.e., January 17, 2010). Please revise as appropriate to correct this apparent conflict.

******

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jorge Bonilla, Staff Accountant, at (202) 551-3414 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Jillian Ivey Sidoti, Esq.
        Law Offices of Jillian Sidoti *(via facsimile)*